[redacted]

14049479

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65566

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nicol Investors Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Executive Park
(No. and Street)

Granite City	Illinois	62040-0907
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anna E. Saban 314-997-1766
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, L.L.C.
(Name – *if individual, state last, first, middle name*)

6 CityPlace Drive, Suite 900	St. Louis	Missouri	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Anna E. Saban, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nicol Investors Corporation, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

CHERYL A. HANTAK
My Commission Expires
September 16, 2017
Jefferson County
Commission #13401905

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Supplemental Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROWN SMITH WALLACE LLC

A MEASURABLE DIFFERENCE™

NICOL INVESTORS CORPORATION

FINANCIAL STATEMENTS
WITH INDEPENDENT AUDITOR'S REPORT
AND ACCOMPANYING INFORMATION

DECEMBER 31, 2013

TABLE OF CONTENTS

BROWN SMITH WALLACE LLC
6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM
A MEASURABLE DIFFERENCE™

Independent Auditor's Report

Board of Directors
Nicol Investors Corporation
Granite City, Illinois

Report on the Financial Statements

We have audited the accompanying financial statements of Nicol Investors Corporation (an Illinois corporation, the "Company") as of December 31, 2013, which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements, that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nicol Investors Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information included in the accompanying schedule required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the accompanying schedule is fairly stated in all material respects to the financial statements as a whole.

Brown Smith Wallace, LLC

St. Louis, Missouri
February 24, 2014

NICOL INVESTORS CORPORATION

Statement of Financial Condition
December 31, 2013

ASSETS	
Cash and cash equivalents	$ 57,078
Commissions receivable	59,818
Deposits with clearing organization	15,000
Property and equipment, net of accumulated depreciation of $16,997	4,032
Prepaid expenses and other assets	6,409
TOTAL ASSETS	$ 142,337
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Commissions payable	$ 50,582
Accrued expenses	7,510
Dues collected in advance	15,565
Total Liabilities	73,657
Stockholder's Equity	
Common stock: $0.25 par value; authorized 400,000 shares; 160,952 shares issued and outstanding	40,238
Additional paid-in capital	188,162
Accumulated deficit	(159,720)
Total Stockholder's Equity	68,680
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 142,337

The accompanying notes are an integral part of these financial statements.

NICOL INVESTORS CORPORATION

Statement of Income

Year ended December 31, 2013

Revenues:	
Commissions and trail revenue	$ 1,091,509
Other income	26,295
Total Revenues	1,117,804
Expenses:	
Commissions	850,686
Salaries and wages	116,761
Occupancy rental	17,400
Depreciation	1,827
Insurance	3,189
License and fees	3,349
Professional fees	22,619
Travel and entertainment	583
Advertising	625
Office expense	10,046
Training and meetings	2,372
Brokerage and FINRA fees	34,456
Website and email expense	19,190
Miscellaneous	7,998
Total Expenses	1,091,101
NET INCOME	$ 26,703

The accompanying notes are an integral part of these financial statements.

NICOL INVESTORS CORPORATION

Statement of Changes in Stockholder's Equity
Year ended December 31, 2013

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2012	160,952	$ 40,238	$ 188,162	$ (186,423)	$ 41,977
Net income	-	-	-	26,703	26,703
Balance at December 31, 2013	**160,952**	**$ 40,238**	**$ 188,162**	**$ (159,720)**	**$ 68,680**

The accompanying notes are an integral part of these financial statements.

NICOL INVESTORS CORPORATION

Statement of Cash Flows
Year ended December 31, 2013

Cash flows from operating activities:		
Net income	$	26,703
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,827
(Increase) decrease in operating assets:		
Commissions receivable		(12,016)
Deposits, prepaid expenses, and other assets		1,500
Increase (decrease) in operating liabilities:		
Commissions payable		66
Accrued expenses		(1,338)
Dues collected in advance		2,094
Net cash provided by operating activities		18,836
INCREASE IN CASH AND CASH EQUIVALENTS		18,836
Cash and cash equivalents, beginning of year		38,242
Cash and cash equivalents, end of year	$	57,078

The accompanying notes are an integral part of these financial statements.

Note A - Summary of Significant Accounting and Reporting Policies

Nature of Operations

Nicol Investors Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an Illinois corporation operated from Granite City, Illinois and operating in various states throughout the United States. The Company is a wholly-owned subsidiary of Nicol Enterprises, Inc. ("the Holding Company").

The Company offers mutual funds and variable annuity contracts on an application-way basis to retail clients. The Company also offers its clients the ability to open general securities accounts through a clearing broker-dealer. The Company's primary focus is to provide financial advice to middle income families.

With respect to this activity, the Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with a major domestic financial institution. At times, bank deposits may be in excess of federally insured limits.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; expenditures for betterments and major renewals are charged to the property and equipment accounts.

Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2013 was $1,827.

When assets are retired or otherwise disposed of, the costs and related accumulated depreciation/amortization is removed from the accounts; gains or losses resulting therefrom are included in the statement of income.

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

Dues Collected in Advance

Dues collected in advance represent monies collected upfront by the Company during the current year from their registered associates for various dues and licensing fees related to 2014. The Company charges a small administrative fee which is recorded as other income when earned.

Securities Transactions and Commissions

Securities transactions and commission revenues and related expenses are recorded on a settlement date basis. At December 31, 2013, management considers all commissions receivable as collectible, therefore, an allowance for uncollectible amounts is not necessary.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholder is liable for federal income taxes on taxable income.

The Company has addressed the provisions of ASC 740-10, *Accounting for Income Taxes*. In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions. Tax years that remain subject to examination by major tax jurisdictions are 2010 through 2013.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company evaluated all subsequent events through February 24, 2014, the date the financial statements were available to be issued.

Note B - Clearing Broker-Dealer Deposits

The Company is contractually obligated to maintain a deposit account at its clearing broker-dealer, Sterne Agee & Leach, Inc. ("Sterne Agee"). As designated by the terms of the agreement, the deposit account shall at all times contain cash, qualified securities, or a combination of both having a market value of at least $15,000. This amount is included in deposits with clearing organization in the accompanying statement of financial condition.

Note C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires the maintenance of minimum Net Capital. Under the Rule, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1.

At December 31, 2013, the Company had Net Capital of $58,239 which was $53,239 in excess of its required Net Capital of $5,000. The Company's ratio of aggregate indebtedness to Net Capital was 1.26 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully-disclosed basis with Sterne Agee.

Note D - Lease Commitments

In 2013, the Company leased office space from a related party (majority stockholder in the Holding Company). The lease was renewed in 2014, with a term of 12 months, beginning January 1, 2014 and scheduled to expire December 31, 2014. The Company expensed $17,400 related to this lease during 2013. For 2014, the future minimum annual lease payments required under the lease total $20,400.

Note E - Related Parties

The Company had the following related party transactions during 2013. Related parties include stockholders who own greater than 5% of the Holding Company's common stock:

Commissions expense	$ 234,075
Occupancy and equipment rental expense	17,400
Salaries and professional fees	10,661

Commissions payable to related parties at December 31, 2013 is $25,613 and has been included in the accompanying statement of financial condition.

Note F - Financial Instruments with Off-Balance Sheet Risk

The Company's customers' accounts are carried by the carrying broker-dealer. Execution and clearing services are also performed by the carrying broker-dealer. The agreement between the Company and the carrying broker-dealer stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. As designated by the terms of the arrangement, the Company carries a deposit with the broker-dealer in the amount of $15,000 (see Note B).

Note G - Employee Benefit Plan

The Company established a 401(k) profit-sharing plan for the benefit of its employees. Employees may begin elective deferrals immediately and are eligible for matching contributions upon employment. The Company's matching contribution is 1% on the first 6% of employee contributions. Company matching contributions totaled $2,008 for the year ended December 31, 2013.

Note H - SIPC Annual Assessment

The Company is a member of the Securities and Investor Protection Corporation and has remitted all required assessments.

Supplemental Schedule

NICOL INVESTORS CORPORATION

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013
(See Independent Auditor's Report)

COMPUTATION OF NET CAPITAL

Total stockholder's equity (from Statement of Financial Condition)	$	68,680
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses, property and equipment, and other assets		10,441
Total net capital	$	58,239

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Commissions payable	$	50,582
Accrued expenses		7,510
Dues collected in advance		15,565
Total aggregate indebtedness	$	73,657

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Excess net capital	$	53,239
Excess net capital at 1000%	$	50,873
Ratio of aggregate indebtedness to net capital		1.26 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Nicol Investors Corporation and included in the Company's unaudited Part IIA FOCUS report filing as of December 31, 2013 (as amended).

Supplemental Report

BROWN SMITH WALLACE LLC
6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM
A MEASURABLE DIFFERENCE™

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Nicol Investors Corporation
Granite City, Illinois

In planning and performing our audit of the financial statements and supplemental schedule of Nicol Investors Corporation (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of the Company's internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be a material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brown Smith Wallace, LLC

St. Louis, Missouri
February 24, 2014

BROWN
SMITH LLC
WALLACE

A MEASURABLE DIFFERENCE